[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
        Section 30(f) of the Investment Company Act of 1940
_______________________________________________________________________________
1.  Name and Address of Reporting Person*

Wohler     Dennis     D.
-------------------------------
(Last)    (First)   (Middle)

2105 Laurel Point
-------------------------------
(Street)

Manhattan,   KS     66502
-----------------------------
(City)      (State) (Zip)
______________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

MNB Bancshares, Inc. (MNBB)
_______________________________________________________________________________
3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)
_______________________________________________________________________________
4. Statement for
   Month/Year
   12/2000
_____________________________________________________________________
5. If Amendment,
   Date of Original
   (Month/ Year)
_______________________________________________________________________________
6.  Relationship of Reporting Person(s) to Issuer
        (Check all applicable)

[ ]  Director            [ ] 10% Owner
[X]  Officer             [ ] Other (specify below)
    (give title below)   Senior Vice President (1)
_______________________________________________________________________________



7.  Individual or Joint/Group Filing
    (Check Applicable Line)
[ ] Form filed by One Reporting Person
[ ] Form filed by more than One Reporting Person

_______________________________________________________________________________


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.                2.               3.               4.
Title of Security Transaction Date Transaction Code Securities Acquired (A)
(Instr. 3)        (Month/Day/Year) (Instr. 8)       or Disposed of (D)
                                                    (Instr. 3, 4 and 5)
                                                          (A) or
                                                    Amount  (D)     Price

Common Stock       8/16/00 (2)        J (2)           548     A
Common Stock       8/14/00 (2)        J (2)           120     A
Common Stock       4/00    (4)        J (4)           916.77  A


5. Amount of Securities    6. Ownership Form:           7. Nature of
   Beneficially Owned         Direct (D) or Indirect       of Indirect
   At End of Issuer's         Indirect (I)                 Beneficial
   Fiscal Year               (Instr. 4)                    Ownership
  (Instr. 3 and 4)                                         (Instr. 4)
   11,522                      D
    2,531                      I                          By Spouse (3)
    7,952.88                   I                          ESOP

(Over)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v) SEC 2270 (7-96
________________________________________________________________________________
FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva- 2. Conver- 3. Transaction 4. Transaction 5.  Number of
   tive Security       sion or    Date           Code            Derivative
   (Instr. 3)          Exercise                  (Instr. 8)      Securities
                       Price of   (Month/                        Acquired (A)
                       Derivative  Day/                          or Disposed of
                       Security    Year)                         (D)Inst.3,4,5

  Stock Options to
  Purchase Stock       3.5534      8/14/00        J (2)           601


6. Date Exercisable       7. Title and Amount of       8. Price of
   and Expiration Date       Underlying Securities        Derivative
   (Month/Day/Year)         (Instr. 3 and 4)              Security
                                                          (Instr. 5)
   Date Exer-   Expir-         Title     Amount or
        cisable ation Date               Number of
                                         Shares
   (6)          1/5/03         Common
                               Stock      601

9. Number of Deriv-         10. Ownership of      11. Nature of
   ative Securities             Derivative            Indirect
   Beneficially                 Security:             Beneficial
   Owned at End                 Direct (D) or          Ownership
   of Year                      Indirect (I)         (Instr. 4)
   (Instr. 4)                   (Instr. 4)
   12,628                           D

Explanation of Responses:
1. Of Issuer and Issuer's wholly-owned subsidiary, Security National Bank
2. Shares received from 5% stock dividend paid August 14, 2000
3. Reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.
4. ESOP allocations for 1999, including shares received from 5% stock dividend August 16,1999, notification letter from administrator dated April 2000.
5. Exercise price reflects adjustment for stock dividends and Company's two-for-one stock split 2/9/98.
6. Grant of option under MNB Bancshares, Inc. 1992 Stock Option Plan, approved May 17, 1993, exercisable in annual 20% increments beginning January 5, 1994, the first anniversary of the grant.

     /s/ Dennis D. Wohler             2/13/01
         _______________________      ______________
         **                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
Page 2
SEC 2270 (7-96)